P.E 4-1-02



SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


RECD S.E.C.
APR 2 4 2002
1080

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of April 2002 Commission File Number 1-8481

BCE Inc.
(Translation of Registrant's name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F_____ Form 40-F X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

This report on Form 6-K is not incorporated by reference into the registration statements filed by BCE Inc. with the Securities and Exchange Commission under Form F-3 on June 15, 2000 (Registration No. 333-12130), under Form S-8 filed October 16, 2000 (Registration No. 333-12780), under Form S-8 filed November 1, 2000 (Registration No. 333-12802) and under Form S-8 filed November 1, 2000 (Registration No. 333-12804). Notwithstanding any reference to BCE's Web site on the World Wide Web in the documents attached hereto, the information contained in BCE's site or any other site on the World Wide Web referred to in BCE's site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.


BCE
Bell Canada
Enterprises

News Release

For immediate release

BCE ANNOUNCES EXECUTIVE CHANGES

Toronto, Ontario - April 24, 2002 — The Board of Directors of BCE today announced that they have accepted the resignation tendered by Jean C. Monty as Chairman and Chief Executive Officer of the Corporation, effective immediately.

The Board further announced that it has appointed Michael J. Sabia as Chief Executive Officer and Richard J. Currie as non-executive Chairman.

About BCE

BCE is Canada's largest communications company. It has 23 million customer connections through the wireline, wireless, data/Internet and satellite services it provides, largely under the Bell brand. BCE leverages those connections with extensive content creation capabilities through Bell Globemedia which features some of the strongest brands in the industry — CTV, Canada's leading private broadcaster, The Globe and Mail, Canada's National Newspaper and Sympatico-Lycos, the leading Canadian Internet portal. As well, BCE has extensive e-commerce capabilities provided under the BCE Emergis brand. BCE shares are listed in Canada, the United States and Europe.

— 30 —

For further information:
Don Doucette
Communications
On April 24: 1-888-482-0809
After April 24: 514-786-3924
Web site: www.bce.ca


BCE
Bell Canada
Enterprises

MICHAEL J. SABIA

Michael J. Sabia is President and Chief Operating Officer of BCE Inc. and Chief Operating Officer of Bell Canada.

Mr. Sabia joined BCE in October 1999 as Vice-Chairman and Chief Executive Officer of Bell Canada International. In July of 2000, he was named Executive Vice-President of BCE and Vice-Chairman, Corporate Bell Canada. He was appointed President of BCE in December 2000.

Before joining BCE, Mr. Sabia was an executive of Canadian National Railway Company (CN). Mr. Sabia joined CN as Vice-President, Corporate Development in 1993 and held several executive positions before being appointed Executive Vice-President and Chief Financial Officer in 1995.

Prior to joining CN, Mr. Sabia held a number of senior positions in the Canadian Federal Public Service, including Director-General of Tax Policy in the Department of Finance and Deputy Secretary to the Cabinet (Plans) in the Privy Council Office.

Born in St. Catharines, Ontario, Mr. Sabia, 48, is a graduate in economics and politics from Trinity College, University of Toronto (B.A.) and Yale University (M.A., M. Phil).

January 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.



Michael T. Boychuk
Corporate Treasurer

Date: April 24, 2002